EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.72 for the year ended December 31, 2005 were calculated by dividing net income available to common shareholders of $2.264 million for the period January 1, 2005 to December 31, 2005 by the weighted-average number of common shares outstanding of 3,126,925.